BRINKLEY DICKERSON 404.885.3822 telephone 404.962.6743 facsimile brink.dickerson@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

September 9, 2009

Ms. Catherine T. Brown
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Zale Corporation File No. 001-04129

Dear Ms. Brown:

I am writing to follow up on our conversations regarding exhibits and schedules to Zale’s domestic and Canadian private label credit card agreements.  Attached to this letter are two charts describing the exhibits and schedules to each of the Agreements.

As you will see, substantially all of the exhibits and schedules are operational in nature.  Some, for instance, specify the procedures that a Zale salesperson must follow in order for a customer to apply for a credit card and to process a credit card sale.  Others specify the level of performance that Citi must fulfill in processing applications and charges.  A few are economic in nature, such as those that specify the merchant fees that Citi is paid for each transaction.  Some, for example, those with economic information, might be considered confidential by Citi (and possibly by Zale) for competitive reasons.

None of the information contained in the exhibits and schedules is material to investors. The information is in all instances typical for agreements of this nature, and even the economic information — such as the merchant fees — while most likely confidential, is consistent with practices throughout the private label card business.  Further, in each instance the references in the agreements to the exhibits and schedules suggest what they contain to a degree that no investor that might read the agreements (and I am not sure that they would ever do that) would be surprised by, or gain any analytical benefit from, their contents.  What could be material is that the agreements exist at all and that they have termination conditions and dates, and that information is contained in the agreements themselves and is why we had, in light of the erosion in the credit markets, concluded that they should be filed in the first place.  I note that I confirmed with the head of Zale’s investor relations department that, subsequent to the filing of the agreements, they have not received any questions regarding the exhibits or schedule or what they might contain.

ATLANTA      CHICAGO      HONG KONG      LONDON      NEW YORK      NEWARK      NORFOLK      ORANGE COUNTY

RALEIGH     RICHMOND     SAN DIEGO     SHANGHAI     TYSONS CORNER     VIRGINIA BEACH     WASHINGTON, DC

As we discussed, most of the exhibits and schedules, including some of the largest, are not in electronic form and would have to be scanned and edited in order to be filed.  Given that nature of their contents and this technical hurdle, we are hopeful that the Staff will agree with us that filing is unnecessary.

With respect to the specific comment in your April 7, 2009, comment letter, in future filings, the Company will file exhibits, attachments and schedules.  Consistent with this, Zale agrees that should any exhibits, attachments or schedules to the Citi agreements ever be added or amended in a manner that reasonably would make them material to investors, Zale will file them at that time.

Sincerely yours,

/s/ W. Brinkley Dickerson
W. Brinkley Dickerson, Jr.

WBD, Jr.:/lb

Attachments

cc:                                 Hilary Molay (Zale)

Eric Koontz (Troutman)

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Attachments to March 1, 2007, Private Label Credit Card Agreement

Attachments	Brief Description	Primary Usage	Comment
A	Operating Regulations

§ 1(a) – References Attachment A as the initial “Operating Regulations.”

“Operating Regulations is used in § 2(b)(i) and elsewhere as the description of how what each of the parties is to do in the application and charging processes.

The Operating Regulations are primarily mechanical procedures to be followed by store personnel in opening accounts, processing charges and otherwise interfacing with the Bank. They also contain the details for how higher down payment purchases may be made.

B	Merchant Fees and Revenue Sharing

§ 1(a) – The definitions of “Merchant Fees” and “Revenue Sharing” refer to this schedule.

§ § 2(b)(ix) and 2(b)(x) specify what Merchant Fees Zale pays to the Bank and what Revenue Sharing the Bank pays to Zale with respect to late fees.

The schedule of the merchant fees is based upon the type of promotion — e.g., “9 month same as cash” — and prime interest rate level and lists the fee that Zale must pay. It provides that the late fees will be paid to Zale as agreed.

C	MIS Reports	§ 2(j) – Obligates the Bank to provide the routine reports listed on the attachment	The reports appear typical for a relationship of this nature.

D	Service Level and	§ 5(b) – Imposes the basic level of	This details the Bank’s performance

	Performance Standards	performance that he Bank has to maintain.	obligations relating to processing time, downtime, etc., including the level of account approval that it is obligated to maintain.

E	Zale Marks	§ 1(a) – Referenced in the definition of “Zale Marks.” Elsewhere, the limitations of the use by the Bank of the Zale Marks is addressed.	Lists the 5 trademarks used by Zale in Canada.

F	Zale Privacy Provision	§ 1(a) – Referenced in the definition of “Zale Privacy Promise.” In § 2(i) the Bank agrees not to violate Zale’s Privacy Promise.	Zale’s privacy statement.

G	Account Pricing and Payment Terms	§ 2(d) – Specifies that the interest rate and fees are as specified on the attachment, but reserves to the Bank the ability to modify.	This lists the interest rate charged to customers (28.8% per annum) and the different fees, such as late fees.

H	Program Committee	§ 4(b) – References the list of the initial members of the “Program Committee.” The Program Committee is charges with resolving disputes	Names, by position, the three Zale members and the three Bank members of the Program Committee.

I	Arbitration Procedures	§ 12(b) – Proves for arbitration in the event of disputes.	Arbitration procedures for disputes, which appear to be typical.

J	CitiGroup Information Security Standards	§ 6(a)(viii) – Zale agrees to abide by “CitiGroup’s Information Security Standards.”	These are the Bank’s information security standards, which appear to be typical.

K	Form of Cardholder Agreement	§ 6(b)(vi) specifies that this is the form of agreement that each new cardholder must enter into.	This agreement is a typical form of consumer revolving credit agreement

L	Third Party Retailer List	§ 2(d) specifies that the Bank’s terms for Zale has to be generally as good as the terms listed for certain other retailers.	Lists 7 other retailers and their general terms.

M	Insurance Administrative Services Agreement	An agreement between the Bank, the insurers and Zale providing for credit insurance. § 3(i) entitles the Bank to retain a fee for the insurance	Agreement under which credit insurance is provided to customers.

Exhibits to July 10, 2008, Merchant Services Agreement

Exhibit	Brief Description	Primary Usage	Comment
A	Form of credit application	§ 1.1 - Defines the form of customer “Application” by reference to Exhibit A “Application” is used throughout the agreement, but there is no unusual usage.	The exhibit is a typical form of consumer revolving credit application.

B	List of topics to be covered in Operating Regulations

§ 1.1 - Defines “Operating Regulations” by reference to Exhibit B

“Operating Regulations” is used in § 2.2(b)(ii) and § 3.5, which specify how the Operating Regulations are created and amended, and in various other sections, generally as a reference to the need of Zale to comply with the Operating Regulations in submitting Applications, processing charges and similar matters.

The Operating Regulations are primarily mechanical procedures to be followed by store personnel in opening accounts, processing charges and otherwise interfacing with the Bank.  They also detail the credit granting criteria for customers.  Some of these procedures may be proprietary to the Bank, but the procedures and credit granting criteria all appear to be typical for a retail store setting.

C	Performance standards	§ 1.1 - Defines “Performance Standards” by reference to Exhibit C “Performance Standards” is used in the definition of a “Repeated and Material Breach” to specify when the Bank is not in compliance.

The Performance Standards are the detailed requirements for the Bank in terms of how it will process applications and charges.  For instance, one performance standard specifies how long the Bank has to respond to an Application.  Some of the standards may be proprietary to the Bank, but generally they are typical for what a bank would agree to as part of a private label credit card program.

Schedules to July 10, 2008, Merchant Services Agreement

Schedule	Brief Description	Usage	Comment
1.1A	Special Credit Plans

§ 1.1 – Includes these plans within the definition of “Special Credit Plans.”

“Special Credit Plans” contemplate that there will be some non-standard, promotional credit plans and most often is referenced with respect to Zale’s making any required disclosures to customers that those plans might necessitate.

The schedule is a chart that shows the different types of credit card offerings that are available.  The primary differences among the offerings are the minimum payment (e.g. $8 per month to $25 per month) and whether they are available all year or just during promotional periods.

1.1B	Zale Marks	§ 1.1 – Referenced in the definition of “Zales Mark” Elsewhere, the limitations of the use by the Bank of the Zale Mark is addressed.	List of 19 Zale trademarks.

2.2(a)	Client Relationship Team	§ 2.2(a) – Reference this list for the initial members of the “Client Relations Team” The Client Relationship Team is charged with overseeing day-to-day operation of the Program, principally in § 2.2.	The schedule names, by position, the six Zale representatives and the six Bank representatives who are on the team.

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Schedule	Brief Description	Usage	Comment
2.4	Program Committee

§ 2.4(a) – References this list for the initial members of the “Program Committee.”

The Program Committee is charged with meeting regularly to discuss the Program and resolve disputes.  It is above the Client Relationship Team

This names, by name, the three more senior people at Zale and the three more senior people at the Bank who are on the Committee.

3.2(a)	Bank’s Account Issuance Criteria	§ 3.2(a) – Referenced in the definition of “Bank’s Account Issuance Criteria” and used primarily in that section	This schedule details what information must be submitted with each application and lists the credit limits for the various levels of credit scores.

3.11(a)	Chargeback Rights	§ 3.11(a) – Specifies that the only reasons that a charge may be charged back to Zale are the reasons listed on Schedule 3.11(a).	This schedule lists by code number and description all of the potential charge backs. E.g., typical item are “invalid cardholder account number” or “non-receipt of goods or services.”

3.12(a)	Exceptions to Representations and Warranties

§3.12(a)(iv) – A typical representation by Zale that, except as previously disclosed in a prior agreement, no governmental filings are needed in connection with the agreement and that entry into the agreement does not cause any defaults.

The schedule, in turn, references a schedule to an older agreement between the Bank’s predecessor and Zale and no longer is germane.

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Schedule	Brief Description	Usage	Comment
3.13	Reports	§ 3.13(a) – Obligates the Bank to provide the routine reports listed on the schedule.	The reports appear typical for a relationship of this nature.

3.14(g)	Bank’s Disaster Recovery Plan	§ 3.14(g) – The Bank references this Schedule as its current recovery plan.	This is the Bank’s 50+ page disaster recovery plan.

3.17	Insurance Products and Services	§ 3.17 – Referenced as a list of current insurance products. The section in the agreement goes on to detail the responsibilities of the Bank and Zale with respect to insurance products	This lists the six different kinds of insurance that a Zale customer could purchase as of the date of the agreement.

4.1(a)	Merchant Fees	§ 4.1(a) – References this schedule for the merchant fees that Zale is required to pay to the Bank for each transaction.	Lists the merchant fee that the Bank charges Zale for sales, depending upon how long the interest free period is in the event of a promotion.

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